02044091

0-30334

PE 8/01/2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSIONWASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

SEC MAIL PROCESSING
RECEIVED
AUG 0 8 2002
WASH. SECTION

For the month of August, 2002

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

6660 N.W. Marine Drive,
Vancouver, B.C.
Canada V6T 1Z4
(604) 221-7676
(Address of principal executive offices)

PROCESSED
AUG 1 2 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___ Form 40-F X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech partner agrees to $3 billion acquisition offer.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. **Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.** The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: August 1, 2002

By ______________________________
Name: Donald E. Longenecker
Title: President & COO

K:\38769\00001\MST\MST_O20M3

Exhibit 1

A N G I O T E C H
Pharmaceuticals, Inc.

6660 N.W. Marine Drive
Vancouver B.C. CANADA
V6T 1Z4

FOR IMMEDIATE RELEASE
NEWS RELEASE
July 30, 2002

ANGIOTECH PARTNER AGREES TO $3 BILLION ACQUISITION OFFER

Vancouver, B.C. – Angiotech Pharmaceuticals (NASDAQ:ANPI; TSX:ANP) corporate partner, Cook Incorporated, has agreed to an acquisition offer from Guidant Corporation in a stock-for-stock transaction worth up to $3 billion.

Under the agreement, Guidant will acquire Cook Group Incorporated, parent company of various Cook-owned sales and distribution companies including Cook Cardiology that develops numerous advanced technologies in interventional medicine, including drug-eluting stents.

The agreement is subject to certain clinical and legal conditions relating to Cook's ACHIEVE™ drug-eluting coronary stent system. The conditions include positive clinical results and the rights to use certain clinical data and to sell the ACHIEVE™ product. The transaction is also subject to shareholder approval, government clearances and other conditions.

Cook has acquired worldwide, co-exclusive rights from Angiotech to use paclitaxel to coat its coronary stent products and other vascular and non-vascular products. Paclitaxel, at cytostatic doses, has demonstrated promising results in preclinical and clinical studies for reducing the processes leading to restenosis. Cook is awaiting final approval on its CE Mark application to market its V-Flex Plus PTX coronary stent to European institutions.

Angiotech Pharmaceuticals, Inc. is a Canadian pharmaceutical company dedicated to the development of medical device coatings and treatments for chronic inflammatory diseases through reformulation of paclitaxel. Several pharmaceutical therapies are in clinical development and the paclitaxel-coated coronary stent program is currently in multiple international clinical studies. Other medical device programs include paclitaxel-loaded surgical implants.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission. ***Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.*** *The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.*

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Angiotech Pharmaceuticals Contacts:
Rui Avelar (investors), Cindy Yu (media)
Phone: (604) 221-7676